August 17, 2005



Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, NJ  07054


	Re:	MPM Technologies, Inc.
		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
Filed July 1, 2005
		File No. 000-14910


Dear Mr. Hjort:

      We have reviewed your Form 10-KSB/A for the Fiscal Year
Ended
December 31, 2004 and have the following comments.  We have
limited
our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

1. Please furnish the information required by Items 307 and 308 of Regulation S-B pursuant to the instructions under Item 8A. to the Form
10-KSB.

2. Please conform your Rule 13a-14(a)/15d-14(a) certifications to the certifications set forth in Item 601 of Regulation S-B.

Notes to Consolidated Financial Statements, page F-11

Note 11. Mineral Properties, page F-16

3. We note that you state on your website, http://www.mpmtech.com/mpm_mining.html, in regard to MPM Mining:
"The
company is actively seeking a joint venture partner to do further exploration and development work and to bring the property into production." Please reconcile this statement with what you disclose in Note 11 on page F-16: "...the Board of Directors [plans] to hold the mineral properties as an investment."

Engineering Comments

General

4. You disclose the mining properties have proven or reserves on your website, but you do not disclose any reserve quality and quantity information or mining property descriptions in this filing.
Unless
these mining properties are not a material to the company operations or assets, amend the filing and include the proven and probable reserves. Describe how these reserves were determined. It is the staffs` position that reserves should be based on the following:

* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

* A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Revise the filing accordingly.





5. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, please disclose that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

6. For the property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The location, means of access to the property, and transportation from the property.

* Any conditions that must be met in order to obtain or retain title to the property.

* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

* A description of any work completed on the property and its` present condition.

* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

* Provide a description of equipment and other infrastructure facilities.

* The current state of exploration of the property.

* The total cost of the property has incurred to date and planned future costs.

* The source of power and water that can be utilized at the property.

* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

7. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Form 10-KSB, Page One

8. Clarify which fiscal year applies to this amended filing. The registrant indicates the December 31, 2003 filing is amended with this form in the middle of the first page.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Ryan Milne at (202) 551-3688, or April Sifford, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Mr. Ryan Milne
	Mr. Ken Schuler
Mr. Glen Hjort
MPM Technologies, Inc.
August 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010